Tortoise Acquisition Corp.
452 Fifth Avenue, 14th Floor
New York, NY 10018
(913) 981-1020

February 25, 2019

VIA EDGAR

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	David Gessert, Attorney-Advisor
Office of Financial Services

Re:	Tortoise Acquisition Corp.
Form S-1 Registration Statement
File No. 333-229537

Dear Mr. Gessert:

Tortoise Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-229537), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on February 27, 2019, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 and that such effectiveness also be confirmed in writing.

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Sincerely,

Tortoise Acquisition Corp.

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	President and Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel
Jonathan B. Ko

Vinson & Elkins L.L.P.
Brenda Lenahan
E. Ramey Layne

[Signature Page to Company Acceleration Request]